Exhibit 99.3

Seabridge Gold Inc
Please return completed form to: Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

☐	Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements by mail.	☐	Annual Financial Statements Mark this box if you DO NOT want to receive the Annual Financial Statements by mail.

Holder Account Number
(Located on the front of your proxy)

Financial Statements Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. As a registered holder you will receive the annual financial statements and associated Management Discussion and Analysis. If you DO NOT want to receive the annual financial statements and associated Management Discussion and Analysis, please mark the box.

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Please place my name on your financial statements mailing list.

Name

Apt.	Street Number	Street Name

City	Prov./State	Postal Code / Zip Code

STDQ	5 L Q E